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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K

                                ---------------

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 0-21017

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                   BANK UNITED 401(K) RETIREMENT SAVINGS PLAN
               1191 SECOND AVENUE, SAS0106, SEATTLE, WASHINGTON 98101

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICER:

                            WASHINGTON MUTUAL, INC.
                    1201 THIRD AVENUE, SEATTLE, WASHINGTON 98101

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
REQUIRED INFORMATION

    The following financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

    1. Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

    2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000

    3.  Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                       WASHINGTON MUTUAL, INC.
                                                       BANK UNITED 401(K) RETIREMENT
                                                       SAVINGS PLAN

                                                       By:
                                                       Director's Compensation and Stock Option
                                                       Committee of Washington Mutual, Inc., as Plan
                                                       Administrator

Date: June 25, 2001
                                                                       /s/ DARYL DAVID
                                                        ---------------------------------------------
                                                                         Daryl David
                                                           EXECUTIVE VICE PRESIDENT OF WASHINGTON
                                                                        MUTUAL, INC.

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULE
                           DECEMBER 31, 2000 AND 1999
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................      1

Statements of Net Assets Available for Plan Benefits--
  December 31, 2000 and 1999................................      2

Statement of Changes in Net Assets Available for Plan
  Benefits--
  Year ended December 31, 2000..............................      3

Notes to Financial Statements...............................    4-8

SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of
  Year)
  December 31, 2000.........................................      9

Schedules not listed above are omitted because of the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

Director's Compensation and Stock Option Committee
Bank United 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Bank United 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas
June 25, 2001

                                  BANK UNITED
                         401(K)RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                                                 2000          1999
                                                              -----------   -----------
Assets:
  Investments, at fair value:
    Bank United Corp. Stock Fund............................  $ 1,379,656   $   250,857
    Fidelity Magellan Fund..................................   17,625,441    17,137,853
    Fidelity Intermediate Bond Fund.........................    1,925,716     1,904,718
    Fidelity Growth & Income Fund...........................   12,934,366    13,470,230
    Fidelity Fund...........................................    8,062,038     7,851,963
    Fidelity Retirement Money Market Fund...................    5,871,501     5,756,629
    Fidelity Asset Manager Fund.............................    1,184,354       891,516
    Fidelity Asset Manager: Growth Fund.....................    2,065,285     1,742,556
    Fidelity Asset Manager: Income Fund.....................      245,213       189,825
    Fidelity Overseas Fund..................................    1,924,523     1,487,694
  Participant loans--at cost................................    1,788,956     1,609,387
                                                              -----------   -----------
      Total investments.....................................   55,007,049    52,293,228
Liabilities--excess contributions refundable................      105,698       156,136
                                                              -----------   -----------
      Net assets available for plan benefits................  $54,901,351   $52,137,092
                                                              ===========   ===========

                See accompanying notes to financial statements.

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 2000

Additions:
  Interest and dividend income..............................  $ 4,317,849

  Contributions:
    Participant.............................................    5,280,032
    Participant rollover....................................      709,673
    Employer................................................    2,855,066
                                                              -----------
      Total additions.......................................   13,162,620

Deductions:
  Net depreciation in fair value of investments.............    6,347,342
  Benefit payments..........................................    4,035,281
  Investment management fees................................       15,738
                                                              -----------
      Total deductions......................................   10,398,361
                                                              -----------
      Net increase..........................................    2,764,259

Net assets available for plan benefits:
  Beginning of year.........................................   52,137,092
                                                              -----------
  End of year...............................................  $54,901,351
                                                              ===========

                See accompanying notes to financial statements.

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

(1) DESCRIPTION OF PLAN

    (a) ORGANIZATION OF PLAN

       The Bank United 401(k) Retirement Savings Plan (the Plan) was established effective January 1, 1989 for the benefit of its eligible employees. The Plan's sponsor is Bank United and its subsidiaries (the Bank). The Plan is a defined contribution plan created as authorized by Section 401(k) of the Internal Revenue Code (the Code). Fidelity Management Trust Company is trustee and recordkeeper of the Plan. The specific provisions of the Plan, including eligibility, contributions, priorities upon termination and benefit information, are contained in the Plan document which governs the legal operations of the Plan. Participants should refer to the Plan document for more complete information.

       Effective January 1, 2000, the Plan was amended to change eligibility, employer contributions, and the vesting schedule for participants, as indicated in sections 1(b)--1(e).

    (b) ELIGIBILITY AND PARTICIPATION

       Participation in the Plan is voluntary. Any employee who has completed one month of service with the Bank or a participating subsidiary (the Employers) and has attained the age of 21 is eligible to become a participant of the Plan.

    (c) CONTRIBUTIONS

       The Plan is a defined contribution plan through which participants may voluntarily agree to contribute from 1 to 15 percent of their compensation (as defined by the Plan document), subject to certain limitations under the Internal Revenue Code. The employer makes matching contributions to the Plan of 100% of the first 4% of a participant's annual compensation.

    (d) PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    (e) VESTING

       Participants are 100% vested with respect to their rollovers and contributions plus actual earnings thereon. Participants become fully vested in the Bank's matching contribution portion of their accounts plus actual earnings after one year of active service. Participants are automatically 100% vested upon retirement, death or disability (as defined in the Plan).

    (f) INVESTMENTS

       Contributions and any investment income thereon are invested at the direction of each participant in one or a combination of the options set forth below:

           - BANK UNITED CORP. STOCK FUND--The Bank United Corp. Stock Fund is a unitized stock fund allowing participants to invest in the Bank's stock while allowing for day

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2000 AND 1999

(1) DESCRIPTION OF PLAN (CONTINUED)
             trading similar to a mutual fund. The fund is comprised of Bank United Corp. Stock and a short-term cash component. The short-term cash component provides liquidity for daily trading. This fund differs from a mutual fund since a mutual fund is a registered security and a unitized fund is not a registered security.

           - FIDELITY MAGELLAN FUND--The Magellan Fund invests in common stock and securities convertible to common stock issued by companies operating in the United States and/or abroad as well as foreign companies.

           - FIDELITY INTERMEDIATE BOND FUND--The Intermediate Bond Fund invests in corporate debt obligations that are rated Aaa, Aa or A by Moody's Investor Service, Inc. or AAA, AA or A by Standard & Poor's Corporation. The fund also invests in obligations issued or guaranteed by the U.S. government or any of it agencies or instrumentalities and in obligations of U.S. banks, including certificates of deposit and bankers' acceptances. The issues have limited or long-term maturities.

           - FIDELITY GROWTH & INCOME FUND--The Growth & Income Fund invests in any combination of common stock, securities convertible to common stock, preferred stock and fixed-income securities. Securities may be of foreign or domestic issuers. It is expected that the primary fixed-income investments will be in corporate bonds.

           - FIDELITY FUND--The Fidelity Fund invests in the common stock and securities convertible into common stock of well-established companies. The fund may hold the stock and fixed-income securities of smaller corporations.

           - FIDELITY RETIREMENT MONEY MARKET FUND--The Retirement Money Market Fund invests funds in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

           - FIDELITY ASSET MANAGER FUND--The Asset Manager Fund invests funds in stocks, bonds and short-term instruments, both domestic and foreign. Its investment strategy is to seek high total return with reduced risk over the long term.

           - FIDELITY ASSET MANAGER: GROWTH FUND--The Asset Manager: Growth Fund invests funds in stocks, bonds and short-term instruments, both domestic and foreign. Its investment strategy is to seek to maximize total return over the long term.

           - FIDELITY ASSET MANAGER: INCOME FUND--The Asset Manager: Income Fund invests funds in stocks, bonds and short-term instruments, both domestic and foreign. Its investment strategy is to seek high current income while considering the potential for capital appreciation.

           - FIDELITY OVERSEAS FUND--The Overseas Fund invests in stocks and bonds of companies whose principal business activities are outside the United States. Its investment strategy seeks long-term growth of capital by investing at least 65% of the fund's total assets in securities of issuers from at least three different countries outside of North America.

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2000 AND 1999

(1) DESCRIPTION OF PLAN (CONTINUED)
    Participants may invest in any one fund or any combination of the funds in whole percentages and may change the designation an unlimited number of times annually.

    The following table presents the Plan's investments that represent five percent or more of the Plan's net assets at December 31, 2000 and 1999:

                                                         2000          1999
                                                      -----------   ----------
Fidelity Magellan Fund..............................  $17,625,441   17,137,853
Fidelity Growth & Income Fund.......................   12,934,366   13,470,230
Fidelity Fund.......................................    8,062,038    7,851,963
Fidelity Retirement Money Market Fund...............    5,871,501    5,756,629

    During 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(6,347,342), as follows:

Stock Fund..................................................  $   799,341
Mutual Funds................................................   (7,146,683)
                                                              -----------
                                                              $(6,347,342)
                                                              ===========

    (g) PARTICIPANT LOANS

       Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear an interest rate equal to the prime interest rate on the first business day of the month. The interest rate is updated to the trustee on a monthly basis by the plan administrator. Interest rates range from 7.75 to 10 percent. Principal and interest are paid ratably through payroll deductions.

    (h) PAYMENT OF BENEFITS

       Benefits will be distributed to participants only upon retirement, death, total and permanent disability, severance of employment with the Employers or in the event of financial hardship (as defined in the Plan). A participant may elect to receive payment in either a lump sum amount or series of payments equal to the value of the participant's vested interest in his or her account.

    (i) EXPENSES

       Investment management fees are deducted from fund earnings while other fees and administrative expenses are paid by the Employers.

    (j) FORFEITURES

       During 2000, forfeitures totaling $75,201 were deposited into the Plan's Forfeiture Account, which can be used to reduce future employer contributions.

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2000 AND 1999

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from those estimates.

    (b) NEW ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board issued SFAS
       No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

       SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

    (c) INVESTMENT VALUATION AND INCOME RECOGNITION

       Investment securities are carried at fair value as determined by the Plan's trustee, based primarily on quoted market values of the underlying stocks or securities. Purchases and sales of investment securities are recorded as of the trade dates. Gains and losses on sales of these securities are computed on an average cost basis. Interest income is recorded on the accrual basis, while dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

    (d) FINANCIAL INSTRUMENTS

       The carrying value of financial instruments such as receivables and payables approximate their fair value.

(3) INVESTMENTS

    In September 2000, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING ON CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999.

(4) PARTY-IN-INTEREST TRANSACTIONS

    Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2000 AND 1999

(5) TERMINATION OF THE PLAN

    Although it has not expressed any intent to do so, the Bank may discontinue contributions, amend, or terminate the Plan at any time. If the Plan is terminated, participants will become fully vested in employer contributions and net earnings or loss thereon.

(6) TAX STATUS

    The Internal Revenue Service has determined and informed the Bank by a letter dated September 11, 1995, that the Plan was in compliance with applicable sections of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

(7) SUBSEQUENT EVENT

    On February 9, 2001, Bank United merged with and into Washington
    Mutual, Inc. Subsequent to the merger and prior to May 1, 2001, participants could continue to participate in the Plan. Subsequent to May 1, 2001, contributions to the Plan were frozen and participants will be eligible to participate in the Washington Mutual, Inc. Retirement Savings and Investment Plan (RSIP). Assets of the Plan will be merged into the RSIP on July 1, 2001.

                                  BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2000

                                                        DESCRIPTION                                CURRENT
           IDENTITY OF ISSUER                          OF INVESTMENT                   COST         VALUE
----------------------------------------  ----------------------------------------  -----------   ----------
*Bank United............................  Bank United Corp. Stock Fund              $ 1,306,675    1,379,656
*Fidelity Management Trust Company......  Magellan Fund                              15,092,412   17,625,441
*Fidelity Management Trust Company......  Intermediate Bond Fund                      1,931,999    1,925,716
*Fidelity Management Trust Company......  Growth & Income Fund                       10,987,128   12,934,366
*Fidelity Management Trust Company......  Fidelity Fund                               7,939,624    8,062,038
*Fidelity Management Trust Company......  Retirement Money Market Fund                5,871,501    5,871,501
*Fidelity Management Trust Company......  Asset Manager Fund                          1,250,569    1,184,354
*Fidelity Management Trust Company......  Asset Manager: Growth Fund                  2,327,445    2,065,285
*Fidelity Management Trust Company......  Asset Manager: Income Fund                    251,649      245,213
*Fidelity Management Trust Company......  Overseas Fund                               2,209,596    1,924,523
*Participants...........................  Participant loans bearing interest at       1,788,956    1,788,956
                                          7.75% to 10%
                                                                                    -----------   ----------
                                                                                    $50,957,554   55,007,049
                                                                                    ===========   ==========

*Indicates transactions with party-in-interest.

See accompanying independent auditors' report.